Exhibit 99.3

AUGUST 09, 2021 / 12:30PM GMT, DraftKings Inc To Acquire Golden Nugget Online Gaming Inc Call

REFINITIV STREETEVENTS EDITED TRANSCRIPT DraftKings Inc To Acquire Golden Nugget Online Gaming Inc Call EVENT DATE/TIME: AUGUST 09, 2021 / 12:30PM GMT

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AUGUST 09, 2021 / 12:30PM GMT, DraftKings Inc To Acquire Golden Nugget Online Gaming Inc Call

CORPORATE PARTICIPANTS

Jason D. Robins DraftKings Inc. - Co-Founder, Chairman & CEO

Jason K. Park DraftKings Inc. - CFO

Tilman J. Fertitta Golden Nugget Online Gaming, Inc. - Chairman & CEO

CONFERENCE CALL PARTICIPANTS

PRESENTATION

Operator

Good day, and thank you for standing by. Welcome to the DraftKings and Golden Nugget Online Gaming announcement. (Operator Instructions) Please be advised that today's conference may be recorded.

I'd now like to hand the conference over to your host today, Mr. Jason Robins, CEO, Chairman and Co-Founder. Please go ahead.

Jason D. Robins DraftKings Inc. - Co-Founder, Chairman & CEO

Good morning, everyone. Welcome to the call. Just wanted to, before we started, give a brief disclaimer. Statements we make during this call that are not statements of historical fact constitute forward-looking statements that are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from our historical results or from our forecast. We assume no responsibility for updating forward-looking statements. For more information, please refer to the risks, uncertainties and other factors discussed in our SEC filings.

Now I want to kick off the call and welcome everybody. I have on with me Jason Park, our CFO; and Tilman J. Fertitta, CEO of Landry's -- Fertitta Entertainment, excuse me, and Golden Nugget Online. They will each be sharing some overview and detail on the transaction, which we're very pleased about and look forward to talking to you about today.

So just to start off, I want to share a few points around the rationale for the transaction. DraftKings has done a tremendous job becoming an iconic sports brand. And we've had tremendous cross-sell from our sports brand and our sports product through iGaming. We've made some progress, but have not yet deeply penetrated the very large audience that is nonsports and [iGamers], and our demographics are largely male. So we view this as an opportunity to take another iconic brand, this time in the casino space, that's done very well, early market leadership in New Jersey, recent entry into other states, Golden Nugget Online Gaming. And we're very pleased to be adding the team, the brand and all their expertise. And really, we believe this will help us to attain much greater iGaming market share over the long term, including being more efficient with marketing and having tremendous synergies, both on the cost and revenue side.

Golden Nugget Online Gaming also has very strong live dealer operational capabilities. This has become increasingly important to DraftKings and are very difficult for a company like ours that does not have a brick-and-mortar presence to develop solely on our own. So we're looking forward to leveraging those as well and helping enhance our iGaming portfolio and bringing some of those things in-house.

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AUGUST 09, 2021 / 12:30PM GMT, DraftKings Inc To Acquire Golden Nugget Online Gaming Inc Call

Thirdly, we also, in addition to the acquisition, have established a long-term commercial agreement with Golden Nugget Retail Casinos, Landry's and the Houston Rockets. This includes access to large customer databases, market access rights, sponsorships and many other things that we think will help drive the partnership and drive the combined company forward.

Fourthly, we have really large synergies. We believe at maturity, we will have $300 million plus in EBITDA synergies. This will be largely driven by revenue uplift; COGS improvement by bringing the platform in-house, which Jason Park for Golden Nugget will talk about a little bit later; marketing efficiencies, which we believe will take the existing marketing spend, both companies are putting to work and get more value, either it can be recognized in the form of marketing savings or increased market share; and market access rights as well as -- that we will have at a reduced cost as well as corporate overhead scale and some human capital synergies.

Lastly, on my point, this is an all-stock deal. So I think there's 2 really exciting things about that. One is it preserves our very strong balance sheet. No debt. No capital coming off the balance sheet. Also, I think it shows the excitement that the Golden Nugget team and Tilman J. Fertitta have for the combined business. In fact, Tilman will be taking a Board seat. He'll be playing a very active role in helping me shape the company's strategy and drive us forward as a combined company.

I now want to turn it over to Tilman to talk a little bit about what he sees as the benefits to the GNOG shareholders.

Tilman J. Fertitta Golden Nugget Online Gaming, Inc. - Chairman & CEO

Well, we're extremely excited as GNOG shareholders, but we're extremely excited to become part of DraftKings. I mean let's be honest, they are the market leader. They are the leader out there in this industry. They are the brand. They're the Coca-Cola of this industry. And there's going to be a lot of consolidation in this space in the next few years, and we want to be a part of the winner. And there was no doubt that this is where we wanted to be with their strong balance sheet, liquidity, their analytics expertise. They are building the best platform in the space to control content. And they just have the best management team. They are a tech company, and they are the best-run tech company in this space.

Golden Nugget and Fertitta Entertainment we are the best operator, as Wall Street says, in gaming and restaurants and entertainment, all the different, the amusements, everything we do. And we've always loved being recognized as one of the best operators. Well, we've been a leader in this space. This isn't what we do. We want to be a part of somebody bigger and be a part of someone who is going to always be there as the leader.

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AUGUST 09, 2021 / 12:30PM GMT, DraftKings Inc To Acquire Golden Nugget Online Gaming Inc Call

There was no doubt in the beginning, when Jason and I started talking that I wanted only stock. I want to ride this up with them and be a part of it and be there for Jason in any aspect that I can be. But they have one of the best management teams out there. That in this space, they are the management team, and Jason has put together an unbelievable group. They understand marketing like no one else in the space, and they have built the best platform to truly control all this content. And we so much look forward to being a part of it, and I look so much working with Jason and doing my little part to help them make this the #1 company forever in this space. So thank you, Jason, and just truly look forward to it.

Jason D. Robins DraftKings Inc. - Co-Founder, Chairman & CEO

Thank you, Tilman. We're very excited to have you as part of our Board and really look forward to driving this forward with you over the coming years.

I wanted to move to Slide 3 and just cover a few of these points in a little bit more detail. First, we talked about iGaming and how really DraftKings, as much as we really established ourselves as a sports brand, haven't necessarily broken through into the casino customer that isn't into sports. Our demographics is largely male as opposed to Golden Nugget's, which are close to 50-50 female. We typically skew a bit younger. So not a whole lot of overlap in where the brands appeal, and we really view this as an opportunity to enable increased market share over time by leveraging the great brand and all the things that Fertitta Entertainment and Golden Nugget will be doing in the offline space to drive continued customer loyalty and bringing that online.

Secondly, early in New Jersey, Golden Nugget Online gaming established a live dealer product by using dealers at the Golden Nugget Casino. And we think there's an opportunity to bring that over to DraftKings and to replace and enhance some of the existing live dealer offerings that we have.

So for those who aren't familiar, live dealer is where, instead of it just being a random number generator game, there's video of a dealer actually dealing Blackjack hands, spinning the roulette wheel, so on and so forth. Many customers have shown to prefer that, and it's become a big part of our product portfolio. So we're excited by the opportunity to vertically integrate there. As we've talked about in the past and many of you know, vertical integration is a critical part of our long-term strategy, and this helps us take a step forward in that regard.

Third, we'll have access to additional skins at great value from Golden Nugget. We have a brand license that includes skin access in states where Golden Nugget has casinos. We also, as I'll talk about a little bit later, have a similar setup that we've established with the Rockets for Texas.

Fourth, we can leverage databases. There's quite a few here. First, Golden Nugget 24K Club, which is the casino database. But also, the vast restaurant empire of Landry's has a big database called Landry's Select Club. Combined, there's about 5.5 million members, all very active and engaged. So we look forward to bringing our CRM capabilities to that database, and we think we can drive incremental value out of that to both Golden Nugget's brand and to DraftKings' brand. In addition, we, of course, bring our DFS database for new state launches, which we will cross-promote to the Golden Nugget brand as well.

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AUGUST 09, 2021 / 12:30PM GMT, DraftKings Inc To Acquire Golden Nugget Online Gaming Inc Call

Next, marketing integration, I think, will be a big part of what we do here, too. So in addition to what I spoke about earlier, having efficient marketing that we can leverage our capabilities to drive additional efficiencies with on the Golden Nugget side, we also are going to be able to bring some of the things that Golden Nugget brings to the table, namely integration of the rewards program and also digital and physical ad inventory. Very excited about that.

Next, we will be rebranding the retail sports books as well as, in new states, launching new retail sports books as DraftKings in the Golden Nugget Casino. We believe this will drive additional uplift in the retail settings and provide important cross-sell using an omnichannel strategy onto the DraftKings platform and onto the Golden Nugget Online Gaming platform.

And then lastly, this enables us to deepen our relationship with the Houston Rockets. We have access to all of the sponsorship assets that we are looking to get to, including media integration, signage, hospitality, all sorts of things at one of the most iconic franchises and largest fan bases in the NBA.

Additionally, while it is certainly TBD, there is early chatter that if and when Texas legalizes sports betting, the Rockets would receive a license. And this agreement provides for both the physical sportsbook at the arena as well as online market access in the event that Texas legalizes and provides access to the teams for mobile and for physical sportsbook.

Next, flipping to Slide 4. I just want to cover a few more points around the benefits of having multiple brands. Well, certainly having brands that overlap in the demographics and purposes is not a great strategy. These 2 brands actually have distinct audiences, distinct demographics they appeal to. And as I mentioned earlier, DraftKings has not been able to successfully penetrate the nonsports and casino audience as we have for the sports channel audience. I think it's quite remarkable that we've been able to attain top 3 share in virtually every state that we're in despite having that and mostly -- despite not having that and mostly through cross-sell. I think this helped put us over the top.

There's a very large audience of customers that are playing iGaming and future potential customers that will play iGaming that simply aren't into sports and will not be going to look for sports bets and looking at sports brands as their preferred choice. Golden Nugget had a brand that's been around for a long time, and it's maintained and actually grown its significance and its relevance with this important audience. So we think that there's a tremendous opportunity to broaden the demographics of who we reach and to deepen our market share on the iGaming side.

Secondly, we believe that using some of the tools and technology as well as the human power that we've assembled on our marketing team, we can drive increased efficiencies in the places that Golden Nugget is currently spending to acquire customers. Same thing on the CRM side. We believe that our CRM team, including some of the in-house technology that we've built, will help drive additional CRM benefits to the Golden Nugget side. So we think there's real upside on the marketing front there. And giving the combined teams the ability to use their brand and our technology and know-how, we think will drive increased penetration and market share.

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AUGUST 09, 2021 / 12:30PM GMT, DraftKings Inc To Acquire Golden Nugget Online Gaming Inc Call

DraftKings also has a broad market footprint. And we think that we can replicate the success that Golden Nugget Online Gaming has had in New Jersey and the early success they're seeing in Michigan and other states like West Virginia and Pennsylvania. West Virginia, I believe they are up and running, and Pennsylvania not yet. So there's some upside there as well. And we also think that other iGaming states will come online in the coming years, which will allow us further opportunity, and several of which Golden Nugget already has market access agreements secured.

And then lastly, I talked about this earlier, but the combination of online and physical presence, we believe that the omnichannel strategy can help enhance what we do. We also think that it gives us not just expanded opportunities for customer acquisition, but additional hospitality options for our top players. So really excited to be able to leverage that as well.

Moving along to Slide 5. We talked about this earlier. This comes along with a commercial agreement with the colossal hospitality empire that Tilman has built. First of all, Golden Nugget has an incredible brand and is a renowned name in gaming. Really one of the originals and has been one that stood the test of time and continue to resonate with players through all sorts of decades since starting many years ago in Las Vegas.

Next, they have an incredible best-in-class restaurant portfolio through Landry's. You'll recognize many of their names, and we think there's an exciting opportunity to market to those databases and in certain cases, to market on site at the restaurant.

And of course, Tilman. Tilman is an icon. He's somebody that's been recognized as one of the greatest entrepreneurs of the generation that we're in. Really excited to be adding him to our Board. Really excited to be bringing his strategic knowledge and his know-how to our business. And I very much look forward to working with him and learning from him.

I'm now going to turn it over to Jason Park to talk about the synergies and the transaction overview, before turning it back to Tilman to talk about the benefits for Fertitta Entertainment.

Jason K. Park DraftKings Inc. - CFO

Thank you, Jason, and I want to reiterate how excited we are about this deal with Golden Nugget Online Gaming. Over the next 2 pages, I'm going to talk about synergies and provide an overview of the transaction.

We've already talked about the power of having multiple brands that serve a variety of customer segments in the online gaming industry. On top of that, we will be capturing a variety of synergies up and down the income statement. On revenue, we see a lot of attractive opportunities, from cross-selling across the brands and across the product offering. In particular, getting more of our OSB players into iGaming, which will be enabled by the broader library of games,, in particular, live dealer.

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AUGUST 09, 2021 / 12:30PM GMT, DraftKings Inc To Acquire Golden Nugget Online Gaming Inc Call

On COGS, we will certainly be able to capture meaningful platform cost synergies by migrating GNOG from a variety of third-party providers to DraftKings' proprietary in-house platform. Also on COGS, the commercial agreement creates the potential to reduce retail revenue share costs in states where applicable.

There are certainly large synergies on marketing, some of which Jason described when discussing the dual-brand approach. By deploying marketing dollars using DraftKings' highly advanced, data-driven marketing machine and by having more focused brand strategies, we will be able to be more efficient with our marketing spend.

And finally, there will be opportunities for overhead reductions, specifically where we have duplicate expenses across the 2 organizations. In total, we believe these synergies represent at least $300 million of EBITDA at maturity.

On Page 7, we go through the transaction summary. DraftKings is acquiring Golden Nugget Online Gaming in an all-stock transaction. Golden Nugget Online Gaming shareholders will receive 0.365 shares of DraftKings stock for each share they own in GNOG. This exchange ratio is based on an $18.83 offer price, which represents a 51% premium to GNOG's 60-day VWAP and implies a 7.6x 2022 revenue multiple based on current consensus estimates.

At close, existing DraftKings shareholders will own approximately 93% of the combined company, while GNOG shareholders will own approximately 7%. We anticipate this transaction will close in Q1 2022.

Again, we are very excited about this transaction, and I'll turn it over to Tilman for thoughts on the benefits to the Fertitta enterprise.

Jason D. Robins DraftKings Inc. - Co-Founder, Chairman & CEO

Did we lose Tilman? Maybe he's on mute.

Tilman J. Fertitta Golden Nugget Online Gaming, Inc. - Chairman & CEO

I got it. So what's so exciting for us is we will be one of the largest shareholders of DraftKings, and that's the greatest benefit of it all, to be a part of DraftKings. That we're going to be a part and be able to help and watch this GNOG, their shareholders be such a part of it and be able to see what DraftKings does in the years to come. And hopefully, their stock will continue to grow up.

The long-term partnership with DraftKings just totally diversifies FEI's core demographic. Being able to have DraftKings drive their huge customer base into our casinos to use the DraftKings sportsbooks, to be able to use the DraftKings database to help us be a part of our Select Club and use all of their customers to get benefits when they gamble to be able to come into our restaurant and use points. There are so many different avenues that we're working on to combine the 2 companies. And that's the most amazing thing is to use both databases for each other to increase traffic in all of their platforms at the same time, our platforms.

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AUGUST 09, 2021 / 12:30PM GMT, DraftKings Inc To Acquire Golden Nugget Online Gaming Inc Call

At the same time, what this does for our company going public again, Fertitta Entertainment through the FAST Acquisition group, it lets us really focus on what we do best, and that's operate the casinos and operate hospitality and operate restaurants. Also, something that's really important, that has been an issue for us being a major sports team owner as we go into markets, not being able to take bets on an iconic team like the Houston Rockets, who has the second-most Instagram followers, I believe, of any sports team in America, or third. It's extremely difficult, and any time we go into a market, it would cause us an issue. So we get rid of that problem.

And like I said, to take a GNOG share and turn it into a DraftKings share, we're all winners here. The DraftKings shareholders are winners, and the GNOG shareholders are winners, and that's all we can ever hope for. So we're extremely excited and to be a part of DraftKings.

Thank you very much, Jason, and I'll hand it back to you.

Jason D. Robins DraftKings Inc. - Co-Founder, Chairman & CEO

Thank you, Tom, and this completes our call this morning. Thank you all for joining and allowing us to share why we're so excited about this combination and commercial arrangement. In the coming days, we will be following up with analysts and our investors to answer any questions you might have, but we will not be taking questions on this call.

Thanks again to all of you. Thank you for sharing in our excitement, and look forward to doing great things with Tilman and the Golden Nugget Online Gaming team. Thanks.

Operator

This concludes today's conference call. Thank you for participating. You may now disconnect.

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